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                                File No. 70-9575

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 AMENDMENT NO. 1
                                   FORM U-1/A


                             APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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                              COLUMBIA ENERGY GROUP
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

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              (Names of company or companies filing this statement
                  and addresses of principal executive offices)

                              COLUMBIA ENERGY GROUP
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                (Name of top registered holding company parent of
                          each applicant or declarant)


                           J. W. Trost, Vice President
                    COLUMBIA ENERGY GROUP SERVICE CORPORATION
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600
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                     (Name and address of agent for service)
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        Columbia Energy Group ("Columbia"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), hereby submits for filing this Amendment No. 1 to its Application-Declaration on Form U-1, originally filed with the Securities and Exchange Commission on November 14, 1999.

        The amendment revises a paragraph in Item 1 and restates Item 6 to add and update the exhibits as follows:

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION

On page 9 of the original filing, revise paragraph (c) to read as follows:

        (c) The market's assessment of Columbia's future growth and earnings also compares favorably to other gas utility issuers. In 1998, Moody's Investors Service, Inc. ("Moody's") and Fitch Investors Service ("Fitch") each upgraded their ratings of Columbia's long-term debt to A3 and A, respectively. Columbia's long-term debt rating is BBB+ by Standard and Poor's Ratings Group ("S&P"). Columbia's commercial paper ratings are F-1 by Fitch, P-2 by Moody's and A-2 by S&P. As a result of the pending merger with NiSource Inc., Columbia's long-term debt ratings have been put on credit watch.

                                    * * * * *

Restate Item 6 to read as follows:

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

       (a) Exhibits

        A  Letter of the Kentucky Public Service Commission

        B  Letter of the Maryland Public Service Commission

        C  Letter of the Public Utilities Commission of Ohio

        D Letter of the Pennsylvania Public Utility Commission (previously filed)

        E  Letter of the Virginia State Corporation Commission

        F  Opinion of Counsel

        G  Proposed Notice (previously filed)


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        (b) Financial Statements

        Columbia Consolidated Financial Statements as of December 31, 1999 (incorporated by reference to the Annual Report on Form 10-K of Columbia for the fiscal year ended December 31, 1999).


                                    SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.


                             COLUMBIA ENERGY GROUP

DATE: April 17, 2000         by: //s//M. W. O'Donnell
                             ---------------------------------------
                             M. W. O'Donnell, Senior Vice President
                             & Chief Financial Officer




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                                  EXHIBIT INDEX


        A  Letter of the Kentucky Public Service Commission

        B  Letter of the Maryland Public Service Commission

        C  Letter of the Public Utilities Commission of Ohio

        E  Letter of the Virginia State Corporation Commission

        F   Opinion of Counsel




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